Filed by DPCM Capital, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DPCM Capital Inc.

(Commission File No. 001-39638)

Emily Chang, Bloomberg Live

The competition to build a quantum computer is heating up. Today, Canadian quantum computer maker D-Wave Systems is merging with a blank check company DPCM, putting the combined company’s value at $1.6 billion. Joining us now to break it all down Emil Michael DPCM Chair and CEO. Emil, what is it about D-Wave that made you want to take this company public via SPAC? I mean, $300 million. That’s a big boost.

Emil Michael, Chairman & CEO of DPCM Capital

Yeah, well, what I like about D-Wave is that they actually have products to market today. So, this is not a hey, we’ll have a product five years from now. And it’s an R&D company and it’s invested in, it actually has a product today. It’s serving clients like Volkswagen and Save On Foods, has 12 big fortune 1000 clients. So, quantum computing is here today for D-Wave and that’s why I like it.

Emily Chang, Bloomberg Live

Still, D-Wave is considered kind of an underdog in the quantum computing field. When you look at folks like Google, like Rigetti computing, what is their special sauce you see when it comes to their technological approach, that makes them a good bet in your view?

Emil Michael, Chairman & CEO of DPCM Capital

Yeah, there’s a few things. So, number one, because they’ve been around for a while, the wilder IP portfolio is enormous. I mean patents and what they’ve built so far is a huge treasure trove and value grading set of IPs. Second, their approach is the only approach that works for optimization problems, like employees scheduling, or imagine how a complex business schedules employees with their days off and hours worked and so on. They can solve real world optimization problems today given their approach and they’re going to build a new approach too, like Rigetti and like Google as well.

Emily Chang, Bloomberg Live

And the approach they’re using, as I understand it, is called annealing. Explain to us what makes that special and different from you know the approach some of these other competitors, quite frankly, are taking?

Emil Michael, Chairman & CEO of DPCM Capital

So, the annealing approach is an approach that I believe and we think technologically, we believe can solve a certain set of problems that the other approaches cannot solve. It doesn’t mean that annealing can solve every problem that quantum might solve, but it can solve about $100 billion of the total addressable market problems and no one else has that approach. So, that’s what makes it unique. The other thing I’d add is that D-Wave has a brand-new leadership team. Alan Baratz is an incredible leader, very commercial and technically deep. So, it’s got a fresh look at the world, it’s got real big customers today and it’s got an approach that they have a unique kind of lock on at the moment.

Bloomberg Live Interview Transcript – Emil Michael on Bloomberg Live 2/8/2022

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction (as defined below) and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find It

In connection with the potential business combination transaction (the “Transaction”) pursuant to which D-Wave Systems Inc. (“D-Wave”) and DPCM Capital, Inc. (“DCPM”) will become subsidiaries of a newly formed parent company, D-Wave Quantum Inc. (“D-Wave Quantum”), a registration statement on Form S-4 will be filed with the Securities and Exchange Commission (the “SEC”) by D-Wave Quantum that will include a prospectus with respect to the combined company’s securities to be issued in connection with the Transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the Transaction (the “proxy statement/prospectus”). D-Wave Quantum and DPCM urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about D-Wave Quantum, DPCM, D-Wave and the Transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM as of a record date to be established for voting on the Transaction. Once available, shareholders will also be able to obtain a copy of the registration statement on Form S-4—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

D-Wave Quantum, DPCM and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM’s stockholders in respect of the Transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM’s stockholders in connection with the proposed Transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.